UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEI CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Item 4.	Financial Statements and Exhibits.

a) The following Plan financial statements, schedules and reports are attached hereto:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SEI Capital Accumulation Plan
Table of Contents
December 31, 2015 and 2014

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i* – Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	15

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
SEI Capital Accumulation Plan:
We have audited the accompanying statements of net assets available for benefits of the SEI Capital Accumulation Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 24, 2016

SEI Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

Assets	2015	2014
Investments
Investments, at fair value	$377,732,491	$358,510,198
Receivables
Employer contributions	164,298	113,296
Participant contributions	337,708	236,350
Notes receivable from participants	3,529,906	3,331,209
Due from broker for securities sold	177,259	261,460
Dividends	187,614	180,362
Total receivables	4,396,785	4,122,677
Cash	—	306
Total assets	382,129,276	362,633,181
Liabilities
Due to broker for securities purchased	177,281	259,481
Total liabilities	177,281	259,481
Net assets available for benefits	$381,951,995	$362,373,700

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

Additions:	2015	2014
Investment income:
Net appreciation in fair value of investments	$2,597,941	$21,519,691
Dividends	1,145,150	1,049,478
Total investment income	3,743,091	22,569,169

Interest income on notes receivable from participants	165,611	163,237

Contributions:
Participants	17,853,870	15,958,638
Employer	9,213,377	6,194,054
Rollovers	1,468,606	1,111,414
Total contributions	28,535,853	23,264,106
Total additions	32,444,555	45,996,512

Deductions:
Benefits paid to participants	12,837,625	23,318,596
Administrative expenses	28,635	29,150
Total deductions	12,866,260	23,347,746
Net increase	19,578,295	22,648,766

Net assets available for benefits:
Beginning of year	362,373,700	339,724,934
End of year	$381,951,995	$362,373,700

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

1.    Plan Description
The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the Plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.
General
The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. The SEI Capital Accumulation Plan Administration Committee is the administrator (the "Plan Administrator") to the Plan. Effective January 1, 2015, the Plan was amended to adopt a method under the Internal Revenue Code (“IRC”) for satisfying nondiscrimination requirements through certain plan provisions and notice requirements referred to as the "safe harbor". As a result, the Company made safe harbor matching contributions in 2015 equal to 100 percent of the participant's contributions up to three percent of the participant's annual eligible compensation plus 50 percent of the participant's contributions between three and five percent of the participant's annual eligible compensation. The Company retains the right to reduce or suspend the safe harbor contribution under the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.
Contributions
An employee will become eligible to join the Plan after the completion of his or her first hour of employment. Certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and employees classified as interns. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.
Eligible employees with a hire date on or after April 2, 2007 are automatically enrolled in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Prime Obligation Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in Company-sponsored and non-Company-sponsored registered investment companies.
All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. Contributions are subject to certain IRS limitations.
As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.
Participant Accounts
Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account.
Vesting
Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.
Payment of Benefits
Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

Notes Receivable from Participants
A participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary post-tax contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. Principal and interest are paid ratably through bi-weekly payroll deductions. Participant loans outstanding at December 31, 2015 bear interest ranging from 4.25 percent to 9.00 percent. As of December 31, 2015, participant loan maturity dates ranged from 2016 to 2045.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Change in Accounting Principle
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. Due to the reduction in complexity in employee benefit plan financial reporting and disclosure requirements, the Plan's management has elected to early adopt ASU 2015-12. The adoption of ASU 2015-12 is reflected retrospectively in these financial statements and had no impact on the net assets available for benefits of the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value ("NAV") per share. Shares of collective investment trusts are valued based upon the NAV of units owned. Common stock of the Company is valued at market value.
Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.
The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.
Expenses of the Plan
All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account, are paid by the Company. The Plan’s investments have investment fees and expenses that are indirectly borne by the Plan and its participants which are charged against the related funds' net asset values.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

Notes Receivable from Participants
The Plan classifies participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measures them at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.
Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.
Recent Accounting Pronouncement
In May 2015, the FASB issued new guidance that eliminates the current requirement to categorize within the fair value hierarchy investments with fair values measured at NAV using the practical expedient in Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"). The new guidance will require entities to disclose the fair values of such investments as a reconciling item between the amounts reported on the statements of net assets available for benefits and the amounts reported in the fair value hierarchy table. Entities will be required to continue to disclose information describing the nature and risks of the investments measured using the NAV practical expedient. The new disclosures are required for the Plan beginning on January 1, 2016. The new guidance only impacts footnote disclosures and will not impact the financial statements.

3.    Fair Value Measurements
The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered investment companies
The registered investment companies are valued at NAV in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end. All of the Plan’s investments in registered investment companies are classified as Level 1 investments.
Collective investment trusts
Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and collective investment trusts that have investments in fully-benefit responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the NAV of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the NAVs of the underlying open-end mutual funds. The fair value of the Plan's interest in the collective investment trusts that have investments in fully-benefit responsive investment contracts is based upon the NAV of units owned by the Plan. The Plan’s investments in collective investment trusts are classified as Level 2 investments.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

Common stock
The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund and is stated at fair value as quoted on a recognized securities exchange. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The Plan’s investment in common stock is classified as a Level 1 investment.
The Plan had no investments classified as Level 3 investments at December 31, 2015 or 2014. There were no transfers of investments between levels within the fair value hierarchy during 2015.
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2015.
As of December 31, 2015, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$12,375,441	$12,375,441	$—
Equity funds	12,862,262	12,862,262	—
Money market funds	1,120,418	1,120,418	—
Participant-directed brokerage account (1)	10,641,169	10,641,169	—
Collective investment trusts	302,741,157	—	302,741,157
Common stock of the Company	37,992,044	37,992,044	—
Total investments	$377,732,491	$74,991,334	$302,741,157
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds.
As of December 31, 2014, the Plan’s investments measured at fair value on a recurring basis were as follows:

Investments	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Registered investment companies:
Fixed income funds	$13,623,441	$13,623,441	$—
Equity funds	11,775,943	11,775,943	—
Money market funds	1,433,655	1,433,655	—
Participant-directed brokerage account (1)	9,311,289	9,311,289	—
Collective investment trusts	292,277,532	—	292,277,532
Common stock of the Company	30,088,338	30,088,338	—
Total investments	$358,510,198	$66,232,666	$292,277,532
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds.

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

In accordance with the guidance for fair value measurements in certain entities that calculate NAV per unit, the following table summarizes the Plan's investments as of December 31, 2015 measured at fair value based on NAV per unit:

Investments	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
PIMCO Collective Investment Trust II
PIMCO Stable Income Fund	$19,787,080	N/A	Daily	N/A
SEI Core Strategies Collective Trust
SEI Core Fixed Income Fund	14,842,704	N/A	Daily	N/A
SEI Large Cap Fund	70,156,474	N/A	Daily	N/A
SEI Small Cap Fund	34,494,114	N/A	Daily	N/A
SEI S&P 500 Index Fund	10,523,003	N/A	Daily	N/A
SEI World Equity ex-US Fund	23,264,620	N/A	Daily	N/A
SEI Target Date Collective Trust
SEI Retirement Income Fund	912,986	N/A	Daily	N/A
SEI Target Date 2010 Fund	2,916,710	N/A	Daily	N/A
SEI Target Date 2015 Fund	5,685,648	N/A	Daily	N/A
SEI Target Date 2020 Fund	12,704,285	N/A	Daily	N/A
SEI Target Date 2025 Fund	21,683,121	N/A	Daily	N/A
SEI Target Date 2030 Fund	25,405,463	N/A	Daily	N/A
SEI Target Date 2035 Fund	20,118,925	N/A	Daily	N/A
SEI Target Date 2040 Fund	17,137,920	N/A	Daily	N/A
SEI Target Date 2045 Fund	10,149,041	N/A	Daily	N/A
SEI Target Date 2050 Fund	11,856,847	N/A	Daily	N/A
SEI Target Date 2055 Fund	965,832	N/A	Daily	N/A
SEI Target Date 2060 Fund	136,384	N/A	Daily	N/A
Total	$302,741,157

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

As of December 31, 2014, the Plan’s investments measured at fair value based on NAV per unit were as follows:

Investments	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
PIMCO Collective Investment Trust II
PIMCO Stable Income Fund	$16,894,406	N/A	Daily	N/A
SEI Core Strategies Collective Trust
SEI Core Fixed Income Fund	13,988,349	N/A	Daily	N/A
SEI Large Cap Fund	73,040,091	N/A	Daily	N/A
SEI Small Cap Fund	36,289,531	N/A	Daily	N/A
SEI S&P 500 Index Fund	7,130,525	N/A	Daily	N/A
SEI World Equity ex-US Fund	23,535,847	N/A	Daily	N/A
SEI Target Date Collective Trust
SEI Retirement Income Fund	956,749	N/A	Daily	N/A
SEI Target Date 2010 Fund	2,948,095	N/A	Daily	N/A
SEI Target Date 2015 Fund	5,547,107	N/A	Daily	N/A
SEI Target Date 2020 Fund	11,750,758	N/A	Daily	N/A
SEI Target Date 2025 Fund	22,221,633	N/A	Daily	N/A
SEI Target Date 2030 Fund	22,822,166	N/A	Daily	N/A
SEI Target Date 2035 Fund	20,263,784	N/A	Daily	N/A
SEI Target Date 2040 Fund	15,864,576	N/A	Daily	N/A
SEI Target Date 2045 Fund	9,153,982	N/A	Daily	N/A
SEI Target Date 2050 Fund	9,869,933	N/A	Daily	N/A
Total	$292,277,532

4.    Tax Status
The Internal Revenue Service issued a determination letter, dated July 19, 2012, stating that the Plan is designed in accordance with applicable IRC requirements as of that date. The Plan has subsequently been amended since receiving the determination letter. However, the Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for plan years prior to 2011.

5.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, each participant shall receive a total distribution of his or her account.

6.    Related Party Transactions
SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, served as the Trustee and Custodian to the Plan through a formal agreement with the the Plan Administrator through March 31, 2014. SPTC earned an annual fee based upon a percentage of the average net assets in the Plan. The calculated fees earned by SPTC related to the Plan were not

SEI Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2015 and 2014

significant in 2014. On April 1, 2014, SPTC resigned as Trustee and Custodian to the Plan and the Plan Administrator appointed Wells Fargo Bank, N.A. as successor Trustee and Custodian through a formal agreement with the Plan Administrator.
SEI Global Services, Inc. (“SGSI”), a wholly-owned subsidiary of the Company, served as the Recordkeeper to the Plan through a formal agreement with the Company through March 31, 2014. SGSI earned an annual fee based upon a contractual fee schedule for the provision of recordkeeping services. During 2014, SGSI earned $6,775 in fees related to this agreement. On April 1, 2014, the Company amended the agreement with SGSI and assigned SGSI's rights, duties and obligations under the agreement to Wells Fargo Bank, N.A.
All investments of the Plan, except for non-Company-sponsored investments in the participant-directed brokerage account and the PIMCO Stable Income Fund, are in registered investment companies and collective investment trusts sponsored by affiliates of the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.08 percent and 1.11 percent of the average net assets of the funds. The rates paid by the Plan's investments are the same rates paid by other investors. Purchases and sales of SEI Investments Company common stock during 2015 totaled $2,531,273 and $3,629,590, respectively. The market values of SEI Investments Company common stock were $37,992,044 and $30,088,338 at December 31, 2015 and 2014, respectively. The Plan held 725,039 and 751,457 shares of SEI Investments Company common stock at December 31, 2015 and 2014, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.
SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the PIMCO Stable Income Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SIMC also provides non-discretionary, fiduciary investment advisory services to the Plan and the applicable Plan fiduciaries.

7.    Risks and Uncertainties
The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trust:
*	PIMCO Collective Investment Trust II	PIMCO Stable Income Fund	**	$19,787,080
*	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	14,842,704
		SEI Large Cap Fund	**	70,156,474
		SEI Small Cap Fund	**	34,494,114
		SEI S&P 500 Index Fund	**	10,523,003
		SEI World Equity ex-US Fund	**	23,264,620
*	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	912,986
		SEI Target Date 2010 Fund	**	2,916,710
		SEI Target Date 2015 Fund	**	5,685,648
		SEI Target Date 2020 Fund	**	12,704,285
		SEI Target Date 2025 Fund	**	21,683,121
		SEI Target Date 2030 Fund	**	25,405,463
		SEI Target Date 2035 Fund	**	20,118,925
		SEI Target Date 2040 Fund	**	17,137,920
		SEI Target Date 2045 Fund	**	10,149,041
		SEI Target Date 2050 Fund	**	11,856,847
		SEI Target Date 2055 Fund	**	965,832
		SEI Target Date 2060 Fund	**	136,384
	Mutual Funds:
*	SEI Institutional Managed Trust	U.S. Managed Volatility Fund	**	12,862,262
		High Yield Bond Fund	**	7,012,725
		Real Return Fund	**	712,503
		Multi-Asset Accumulation Fund	**	437,225
*	SEI Institutional International Trust	Emerging Markets Debt Fund	**	4,650,213
*	SEI Daily Income Trust	Prime Obligation Fund	**	1,120,418
	Other Mutual Funds	Participant-Directed Brokerage Account Mutual Fund Window	**	10,203,944
	Common Stock:
*	SEI Investments Company	Common Stock, $.01 par value per share	**	37,992,044

*	Participant loans	Interest rates range from 4.25% to 9.00% with maturity dates from 2016 to 2045	—	3,529,906
				$381,262,397

*	Party-in-interest

**	Historical cost information is not required for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date:	June 24, 2016	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer